AB 3/12

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65718

*KH 3/11

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gallatin Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 29th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Youngblood, Managing Member — (212) 891-7993
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019482

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/17

OATH OR AFFIRMATION

I, John Youngblood, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gallatin Capital LLC (Company), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

John Youngblood, Managing Member

Sworn and subscribed to before me this 22nd day of February, 2011.

This report contains (check all applicable boxes):** **Page**

		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
( )	(c)	Statement of Operations and Other Comprehensive (Loss).	
( )	(d)	Statement of Changes in Members' Equity.	
( )	(e)	Statement of Cash Flows.	
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	3 – 8
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 – 11

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 2011

Gallatin Capital LLC

Report on Audit of Financial Statement
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2010

Gallatin Capital LLC

December 31, 2010

Table of Contents

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gallatin Capital LLC

We have audited the accompanying statement of financial condition of Gallatin Capital LLC (the "Company"), as of December 31, 2010. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Gallatin Capital LLC at December 31, 2010. The financial statement does not include a statement of operations, members' equity and cash flows for the year then ended and this is a departure from U.S. generally accepted accounting principles.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2011

Gallatin Capital LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	668,798
Restricted cash		249,612
Fees receivable		1,724,033
Property and equipment, net		101,356
Prepaid pension benefits		39,746
Other assets		24,102
Total Assets	$	2,807,647

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	23,100
Income taxes payable		32,030
Deferred income tax liability		14,431
Deferred rent payable		283,063
Total Liabilities		352,624
Contingencies		-
Members' equity		2,455,023
Total Liabilities and Members' Equity	$	2,807,647

See independent auditors' report and accompanying notes to financial statement.

1. *ORGANIZATION AND NATURE OF BUSINESS*

Gallatin Capital LLC (the "Company") was formed on December 4, 2002 in New York and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of subscription fees for capital raising services.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The cash equivalents are amounts held in a money market account.

Restricted Cash
Restricted cash consists of amounts held on deposit as collateral for a standby letter of credit which is being used in place of an office rental security deposit.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Asset	Useful life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statement since such liabilities and related expenses are the responsibility of the members. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate.

2. *Significant Accounting Policies (continued)*

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Use of Estimates
The preparation of a financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. *Reporting Comprehensive Income, Paragraphs 9 and 14)* which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of members' equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the pension plan assets to be included in other comprehensive income (loss).

Defined Benefit Pension Plan
The Company complies with FASB ASC 220-10-45-3 and 45-5. This statement requires the recognition by the Company of the over-funded or under-funded status of the defined benefit postretirement plan as an asset or liability in its statement of financial condition and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company also complies with the requirements to measure the funded status of a plan as of the date of its year-end statement of financial condition. The additional disclosures are included in Note 8.

Fair Value Measurement
The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. Since the only assets of the Company, to which FASB ASC 820-5-1 might apply consists of money market mutual funds that the Company treats as cash equivalents. The Company values these assets at the redemption price of $1 per share, in accordance with the relevant prospectus.

3. *PROPERTY AND EQUIPMENT*

Details of property and equipment at December 31, 2010 are as follows:

Furniture and fixtures	$154,734
Office equipment	118,553
Computer software	45,655
	318,942
Less accumulated depreciation	(217,586)
	$101,356

Depreciation expense for the year ended December 31, 2010 was $23,296.

4. *MEMBERS' EQUITY*

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class C Units. In accordance with the Company's operating agreement, each unit shall have the same rights, priorities and preferences except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meeting or vote of Members, or to have any notice of such meetings. As of December 31, 2010, there were 200 Class A Units and 41 Class C Units issued and outstanding.

5. *EXEMPTION FROM RULE 15c3-3*

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, in not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. *COMMITMENT*

Operating Lease

The Company leases its office facility under a non-cancelable operating lease expiring in May, 2018.

On December 31, 2007, the Company executed a sublease agreement for a portion of their office facility expiring in June, 2012.

7. *COMMITMENT (continued)*

As security for the operating lease on its office facility, the company has issued an irrevocable standby letter of credit in favor of the landlord in the amount of approximately $250,000. This amount is recognized as restricted cash in the statement of financial condition.

Approximately future minimum annual rental payments (net of approximately sublease income) at December 31 2010 are as follows:

Year Ending December 31,

2011	$	350,000
2012		445,000
2013		538,000
Thereafter		2,605,000
	$	4,498,000

For the year ended December 31, 2010, occupancy costs, net of sublease income of approximately $185,000, totaled approximately $348,100., including deferred lease expense of approximately $38,400.

8. *DEFINED BENEFIT PENSION PLAN*

The Company provides retirement benefits for certain employees under a defined benefit pension plan. Benefits from this plan are based on compensation, years of service and either fixed dollar amounts per years of service or employee compensation during the later years of employment.

The Company's funding policy was frozen in 2009, but the Company is still liable for the interest cost and the expected return on plan assets.

FASB ASC 715-60-35 (formerly SFAS 158) moves retirement benefit plan funding deficits or surpluses from the footnotes onto the face of the sponsoring employer's balance sheet. The other side of the disclosure to adopt FASB ASC 715-60-35 is an adjustment of the ending balance of accumulated other comprehensive income (AOCI). Provisions of FASB ASC 715-60-35 require companies to record any previously unrecognized gains or losses, prior service costs or credits and transition assets or obligations in determining other comprehensive income for the year.

FASB ASC 715-60-35 requires, among other things, the recognition of the funded status of defined benefit pension plans. Each over-funded plan is recognized as an asset and each under-funded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses that are not recognized in net periodic pension cost, as well as subsequent changes in the funded status, are recognized as a component of accumulated comprehensive loss (net of tax) in members' equity.

The Company uses December 31 as its measurement date for its pension plan.

8. DEFINED BENEFIT PENSION PLAN (continued)

Net periodic pension cost for the plan is as follows:

Service cost	$ -
Interest cost	(74,077)
Actual return on plan assets	99,770
Amortization of transition amount	22,034
Deferred pension gain	(13,165)
Net periodic pension cost	$ 34,562

At December 31, 2010, accumulated other comprehensive loss includes a transition obligation of approximately $242,000, and an unrecognized loss of approximately $120,000. Net periodic pension cost for the year ending December 31, 2010 includes approximately $22,000 of amortization related to the transition obligation.

The following table sets forth the funded status of the plan for the year ended December 31, 2010:

Fair value of plan assets	$ 1,832,551
Projected benefit obligation	(1,792,805)
Funded status	$ 39,746

Weighted average assumptions used to determine the projected benefit obligations for the year ended December 31, 2010:

Discount rate	5.0%
Expected long-term rate return on plan assets	5.0%

Weighted average assumptions used to determine net periodic benefit cost the year ended December 31, 2010:

Discounted rate	5.0%
Expected long-term rate of return on plan assets	5.0%

The accumulated benefit obligation for the plan was $1,827,666 at December 31, 2010.

The Company does not expect to make any benefit payments for each of the next four years.

For the year ended December 31, 2010, there were no employer contributions paid into paid into the plan, no contributions from participants, and no benefits paid to participants.

9. INCOME TAXES

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Current income tax expense results from the New York City unincorporated business tax.

Deferred income tax expense results from differences between the book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer. The deferred income tax liability is mainly attributable to the timing difference related to the fees receivable.

10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents balances at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

11. 401 (k) RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed $16,500 under age 50 and $22,000 over age 50 for the year ended December 31, 2010. Company contributions to the 401(k) Plan are at the discretion of the management. During the year ended December 31, 2010, the Company contributed approximately $155,000 into the 401(k) Plan.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members
Gallatin Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Gallatin Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Gallatin Capital LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The management of Gallatin Capital LLC is responsible for Gallatin Capital LLC and it's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any underpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T Certified Public Accountants, PLLC

February 22, 2011

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Gallatin Capital LLC

In planning and performing our audit of the financial statement of Gallatin Capital LLC (the "Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we consider the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2011